Exhibit 10.3

FIRST AMENDMENT TO EMPLOYMENT AGREEMENT

THIS FIRST AMENDMENT TO EMPLOYMENT AGREEMENT (this “Amendment”) is made and entered into on December 29, 2017, by and between Floors-N-More, LLC, a Nevada limited liability company (the “Company”) and Steven Chesin (the “Executive”), and shall become effective on January 1, 2018.

WHEREAS, the Executive and the Company previously entered into that certain Employment Agreement (the “Employment Agreement”) dated as of April 14, 2014;

WHEREAS, the Company is the wholly owned subsidiary of ALJ Regional Holdings, Inc. (the “Parent”); and

WHEREAS, the Compensation, Nominating and Corporate Governance Committee of the Board of Directors of the Parent and the Executive believe it is in the best interests of the Company to amend the Employment Agreement in the manner reflected herein.

NOW THEREFORE, in consideration of the continuing mutual covenants and agreements set forth herein and in the Employment Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Section 1.1—Employment, Duties shall be amended and restated in its entirety to read and provide as follows:

The Company hereby employs the Executive for the Term (as defined in Section 2.1), to render exclusive and full-time services to the Company as the President and Chief Executive Officer of the Company, or in such other executive position as may be mutually agreed upon by the Board of Directors (including the Compensation, Nominating and Corporate Governance Committee thereof, the “Board”) of ALJ Regional Holdings, Inc. (the “Parent”) and the Executive, and to perform such other duties consistent with such position or as may be assigned to the Executive by the Board.

2.	Section 2.1—Term of Employment shall be amended and restated in its entirety to read and provide as follows:

The term of the Executive’s employment under this Employment Agreement (the “Term”) shall commence on January 1, 2018 (the “Effective Date”), and shall continue until January 1, 2019, subject to earlier termination pursuant to Section 4.  Notwithstanding the foregoing, both the Company and the Executive agree that the Executive’s employment is “at will” and may be terminated by either the Company or the Executive at any time and for any reason; provided, however, that upon certain terminations of employment, the Executive may be entitled to severance as is specified in Section 4.4 below.

3.	Section 3.2—Incentive Compensation shall be amended and restated in its entirety to read and provide as follows:

Commencing with the 2018 calendar year, the Executive shall be eligible to earn a bonus with respect to such calendar year ending during the Term computed in accordance with the provisions hereafter (an “Annual Bonus”). The Annual Bonus, if any, shall be equal to the sum of (i) five percent (5%) of the Pre-Bonus Earnings in excess of one million five hundred thousand dollars ($1,500,000) but not more than five million dollars ($5,000,000) and (ii) two and half percent (2.5%) of the Pre-Bonus Earnings in excess of five million dollars ($5,000,000) for such year. The “Pre-Bonus Earnings” amount shall equal the EBITDA (as defined below) of the Company before any bonus amount owed to the Executive but after all other bonus amounts.

An Annual Bonus, if earned in accordance with this Agreement, shall be paid no later than the fifteenth day of the third month following the year with respect to which such bonus was earned, provided that, except as otherwise specifically provided for in this Agreement (including, without limitation, Sections 4.1, 4.2 and 4.4), as a condition precedent to any bonus entitlement the Executive must remain in employment with the Company at the time that the Annual Bonus is paid. Notwithstanding the foregoing, to the extent that Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), may be applicable, such Annual Bonus shall be subject to, and contingent upon, such shareholder approval as is necessary to cause the Annual Bonus to qualify as “performance-based compensation” under Section 162(m) of the Code and the regulations promulgated thereunder as well as any other required approvals.

Notwithstanding anything to the contrary contained herein, if the Board or any other relevant committee or person, including the Executive Chairman of Parent, determines that any restatement, revision or change requires a change in the calculation of EBITDA for any particular fiscal year of the Company, the Board may require reimbursement from the Executive of any excess Annual Bonus paid to the Executive as a result of the recalculated EBITDA for such particular fiscal year of the Company.

For the purposes of this Agreement, “EBITDA” means for any fiscal year of the Company, consolidated operating income for such fiscal year of the Company plus, without duplication and to the extent reflected as a charge in the statement of such operating income for such fiscal year, the sum of (i) depreciation and amortization expense (excluding amounts of prepaid incentives under customer contracts), (ii) any extraordinary non-cash expenses or losses, (iii) all restructuring costs (as defined under U.S. generally accepted accounting principles (“GAAP”)), (iv) fees paid to the Company’s external advisors in connection with acquisitions for the business (whether or not consummated) and (v) effects of changes in accounting policy and GAAP, in the case of clauses (i) through (iii) above, solely with respect to the Company, and minus without duplication and to the extent included in the statement of such operating income for such period, the sum of (a) any extraordinary or non-recurring non-cash income or gains (including, whether or not otherwise includable as a separate item in the statement of such operating income for such period, gains on the sales of assets outside of the ordinary course of business), (b) effects of changes in accounting policy and GAAP, and (c) any cash payments made during such period in respect of items described in clause (ii) above subsequent to the fiscal quarter in which the relevant non-cash expenses or losses were reflected as a charge in the statement of operating income, in the case of clauses (a) through (c) above, solely with respect to the Company, all as determined on a consolidated basis, all of the foregoing to be determined by the Board or any other relevant committee or person, including the Executive Chairman of the Parent.

4.	The fourth sentence in Section 3.5—Paid Time Off is hereby deleted in its entirety.
5.	Section 3.6—Benefits is hereby amended by inserting the following sentences immediately after the first sentence of such section:

In addition, during the Term, the Company shall pay for (i) the Executive’s key man life insurance premiums, which the Company shall be the sole beneficiary of any such key man life insurance policy, and neither the Executive nor the heirs or personal representatives of the Executive shall have any interest in or to any proceeds associated with such policy; and (ii) the premiums for a one million dollar ($1,000,000) life insurance policy for the Executive, provided that the Executive shall be responsible for all tax related expenses associated with such policy.

6.	The second sentence in Section 4.1—Death shall be amended and restated in its entirety to read and provide as follows:

The Company shall pay to the Executive’s estate: (i) any Base Salary earned but not paid; (ii) a pro-rated Annual Bonus for the year in which the Executive dies, based on the number of days of the fiscal year worked by the Executive, which pro-rated Annual Bonus will be paid at the time and in the manner such Annual Bonus would have been paid to the Executive had he not died; and (iii) an Annual Bonus for the year prior to the year in which the Executive dies if at the time of death the Executive has otherwise earned an Annual Bonus payment for such prior year and has not yet been paid such Annual Bonus, which prior year Annual Bonus will be paid at the time and in the manner such prior year Annual Bonus would have been paid to the Executive had he not died.

7.	The second sentence in Section 4.2—Disability shall be amended and restated in its entirety to read and provide as follows:

If the Company elects to terminate the Agreement by reason of Disability, the Company shall pay to the Executive promptly after the notice of termination: (i) any Base Salary earned but not paid, (ii) a pro-rated Annual Bonus for the year in which the Executive is terminated, based on the number of days of the fiscal year worked by the Executive until the date of the notice of termination, which pro-rated Annual Bonus will be paid at the time and in the manner such Annual Bonus would have been paid to Executive had he not been terminated, and (iii) an Annual Bonus for the year prior to the year in which the Executive is terminated if at the time of termination the Executive has otherwise earned an Annual Bonus payment for such prior year and has not yet been paid such Annual Bonus, which prior year Annual Bonus will be paid at the time and in the manner such prior year Annual Bonus would have been paid to the Executive had he not been terminated, in each case less any other benefits payable to the Executive under any disability plan provided for hereunder or otherwise furnished to the Executive by the Company.

8.	The first sentence in Section 4.4—Termination by Company without Cause or by the Executive for Good Reason shall be amended and restated in its entirety to read and provide as follows:

If the Executive’s employment is terminated prior to the end of the Term by the Company without Cause (other than by reason of death or Disability) or by the Executive for Good Reason (as defined below), the Executive shall receive (i) any Base Salary earned but not paid and (ii) as severance pay,(a) one-times Base Salary, which shall be payable in substantially equal installments for the 12-month period following the Executive’s termination of employment (the “Severance Period”) and in accordance with the Company’s normal payroll practices, (b) continuation for the Severance Period of group health plan benefits to the extent authorized by and consistent with 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”), with the cost of the regular premium for such benefits paid in full by the Company (provided that the Company shall not be required to pay any portion of the premium if such payment would result in additional taxes imposed on the Company), (c) an Annual Bonus for the year in which termination occurred (which, for the avoidance of doubt, shall not be pro-rated and shall be based on the entire year) if the Executive would have been otherwise entitled to receive such bonus hereunder had the Executive been employed at the time such Annual Bonus is normally paid, which Annual Bonus will be paid at the time and in the manner such Annual Bonus would have been paid to the Executive had the Executive not been terminated, and (d) an Annual Bonus for the year prior to the year in which the Executive is so terminated if, at the time of termination, the Executive has otherwise earned an Annual Bonus payment for such prior year and has not yet been paid such bonus due to such termination, which prior year Annual Bonus will be paid at the time and in the manner such prior year Annual Bonus would have been paid to the Executive had such Executive not been terminated.

9.	The last sentence in Section 5.2 shall be amended and restated in its entirety to read and provide as follows:

The “Restricted Period” is that period commencing on the Effective Date, continuing during the Term and for any period the Executive is employed by the Company after the Term (including after expiration of this Agreement) and continuing through, and expiring on the expiration of the Severance Period, if any, in the event the Executive’s employment is terminated by the Company or any successor without Cause or by the Executive for Good Reason.

10.	The address for Shearman & Sterling LLP in Section 8—Notices is hereby deleted and replaced with the following:

1460 El Camino Real, 2nd Floor

Menlo Park, CA  94025

11.	All other provisions of the Employment Agreement shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Amendment to the Employment Agreement on December 29, 2017.

FLOORS-N-MORE, LLC

By:	/s/ T. Robert Christ
Name:	T. Robert Christ
Title:	Chief Financial Officer

EXECUTIVE

/s/ Steven Chesin
Steven Chesin